

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Mr. Jiong Shao
Executive Vice President and Chief Financial Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

Re: Sorrento Therapeutics, Inc.
Form 8-K
Exhibit No. 10.1 Omnibus Amendment No. 1 to Indenture and Letter of Credit
Filed October 1, 2019
File No. 001-36150

Dear Mr. Shao:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance